FOR IMMEDIATE RELEASE	August 2, 2017

Micromem: Update

Toronto, Ontario and New York, New York, August 2, 2017 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announces the Company continues to work with their partners on the projects as previously announced, including the recent addition of the newest customer as announced on July 17, 2017. This customer has already been invoiced for the initial unit sale. Micromem has also been contacted by and has begun pursuing new early adopters for its recently announced product launch as described in the June 26, 2017 news release. The Interwell tracer project is also proceeding.

Micromem continues its relationships with the some of the world’s largest companies who have invested millions of their own funds in our Joint Product Development Agreements. Those companies continue to invest funds as the projects advance towards commercialization.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:	NASD OTC-QB - Symbol: MMTIF
CSE - Symbol: MRM

Shares issued: 207,791,983
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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